May 10, 2022

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VWF Bancorp, Inc.
 Registration Statement on Form S-1 (Registration Number 333-263476)
 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join VWF Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. EDT on May 13, 2022, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:         /s/ Allan Jean
Name:    Allan Jean
Title:      Director